UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELEMAR PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.107.946/0001-87 Board of Trade (NIRE) No. 3330016601-7 Publicly-Held Company	TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 3330026253 9 Publicly-Held Company

TELEMAR NORTE LESTE S.A.

Corporate Taxpayers’ Registry

(CNPJ/MF) No. 33.000.118/0001-79

Board of Trade (NIRE) No. 33300152580

Publicly-Held Company

RELEVANT FACT

Pursuant to the provisions of art. 157, §4º, of Law No. 6,404/76 and CVM Instruction No. 358/02, following the information disclosed in the Relevant Facts of July 28, 2010 and October 29, 2010, Telemar Participações S.A. (“TmarPart”), its subsidiary, Tele Norte Leste Participações S.A. (“TNL”, BM&FBOVESPA: TNLP3, TNLP4; NYSE: TNE), and TNL’s subsidiary, Telemar Norte Leste S.A. (“TMAR”, BM&FBOVESPA: TMAR3, TMAR5, TMAR6), collectively referred to as the “Companies”, inform their shareholders and the market in general of the following:

On the date of this Fato Relevante, Portugal Telecom SGPS S.A. (“Portugal Telecom SGPS”) and its subsidiary, Bratel Brasil S.A. (collectively, “Portugal Telecom”), together with the Companies and the direct and indirect shareholders of the Companies (AG Telecom Participações S.A. (“AG Telecom”), Luxemburgo Participações S.A. (“Luxemburgo” and, together with AG Telecom, “AG”), Pasa Participações S.A. (“AG PASA”), Andrade Gutierrez Telecomunicações Ltda. (“AG LTDA” and, together with AG Telecom, AG, AG PASA and AG LTDA, the “AG Shareholders”), LF TEL S.A. (“LF TEL”), EDSP75 Participações S.A. (“LF”), La Fonte Telecom S.A. (“La Fonte” and, together with LF TEL and LF, the “LF Shareholders”), BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), Fundação Atlântico de Seguridade Social (“FASS”), Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), Fundação Petrobras de Seguridade Social – PETROS (“PETROS”) and Fundação dos Economiários Federais – FUNCEF (“FUNCEF”)), entered into the agreements necessary for the implementation of the industrial alliance (“Industrial Alliance”) between Portugal Telecom SGPS and TmarPart and its subsidiaries (the “Oi Companies”).

The purpose of the Industrial Alliance is to develop a global telecommunications platform that will allow for cooperation in diverse areas, aiming, among other things, to share best practices, achieve economies of scale, implement research and development initiatives, develop technologies, expand the parties’ international presence, particularly in Latin America and Africa, diversify services, maximize synergies and reduce costs, seeking always to offer better services and care to customers of both groups and to create value for their shareholders.

In order to strengthen the capital structure of the Oi Companies, the Industrial Alliance will result in Portugal Telecom’s ownership, directly or indirectly, of at least 22.38% of TMAR’s shares on a fully diluted basis (the “Minimum Participation”) through Portugal Telecom’s investment of R$8.321 billion (the “Total Investment”), without altering the current control structure of the Companies.

This operation will be evidenced primarily by the following agreements, all entered into on the date of this Fato Relevante:

1.	Portugal Telecom’s Acquistion of TmarPart’s Issued Shares and TmarPart’s Capital Increase

Under the terms of the agreements entered into on the date of this Fato Relevante by Portugal Telecom, TmarPart, and the shareholders of TmarPart, which are AG, LF TEL, FASS, BNDESPAR, PREVI, PETROS and FUNCEF, Portugal Telecom will acquire shares issued by TmarPart, representing 12.07% of its share capital:

(1)	through the purchase and sale of shares and subscription rights as agreed with BNDESPAR, PREVI, PETROS and FUNCEF; and

(2)	through the subscription for TmarPart common shares, in connection with TmarPart’s capital increase in the total amount of approximately R$761.2 million, through its issuance of approximately 186.7 million new common shares (“TmarPart’s Capital Increase”), in which capital increase AG, LF TEL and FASS will also participate.

After completing the purchase and sale and subscription of shares, TmarPart’s capital stock will be held by its shareholders as follows:

Shareholders	Number of Common Shares	Number of Preferred Shares	Participation in the Capital Stock
AG	565,880,372	0	19.35%
LF TEL	565,880,372	0	19.35%
BNDESPAR	381,551,841	1,000,000	13.08%
Portugal Telecom	352,856,590	0	12.07%
FASS	336,439,733	0	11.50%
PREVI	283,380,453	0	9.69%
PETROS	218,777,747	0	7.48%
FUNCEF	218,777,747	0	7.48%
Others	12	0	0%

Total	2,923,544,867	1,000,000	100%

2.	TmarPart’s Shareholder Agreements

In connection with Portugal Telecom’s acquistion of TmarPart capital stock, amendments to TmarPart’s Shareholders’ Agreeements, dated April 25, 2008, were executed to include Portugal Telecom as a party to such shareholders’ agreement, adjusting the quorums to approve certain subjects in Previous Meetings, in order to guarantee the maintenance of all of the rights previously held by BNDESPAR, PREVI, PETROS and FUNCEF. The effectiveness of these amendments to the shareholders’ agreements will remain suspended until the date on which the acquisition of shares of TmarPart by Portugal Telecom occurs.

3.	TNL and TMAR Capital Increases

In order to strengthen TMAR and take advantage of the existing opportunities in the telecommunications sector in Brazil, to reduce TMAR’s net indebtedness and to facilitate its international expansion and operational development, the TNL and TMAR capital increases will be decided on as follows:

3.1.	TNL Capital Increase

A proposal for an increase in TNL’s capital stock, based on its authorized capital, will be submited to TNL’s Board of Directors through the issuance of up to 126,218,801 new common shares and up to 252,437,601 new preferred, nominal, book-entry shares without par value, at an issue price of R$38.5462 per common share and R$28.2634 per preferred share, for an aggregate amount of up to R$12.0 billion (“TNL Capital Increase”).

The price per share was fixed without unjustified dilution of the existing shareholders’ equity, in accordance with art. 170, §1, III, of Law No. 6,404/76, and was based on the average daily market price of shares traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”) during the 60 days prior to July 28, 2010, the date when TNL’s Capital Increase was announced.

TmarPart will subscribe for a minimum of R$1.361 billion of the new share capital of TNL issued in the TNL Capital Increase, so that, regardless of whether the other shareholders of TNL exercise their preemptive rights for the subscription of new shares of TNL, TmarPart will subscribe for a quantity of common shares sufficient to guarantee its control of TNL.

3.2.	TMAR Capital Increase

A proposal for an increase in TMAR’s capital stock, based on its authorized capital, will be submited to TMAR’s Board of Directors through the issuance of up to 95,159,514 new common shares and up to 117,117,560 new class “A” preferred, nominal, book-entry shares without par value, at an issuance price of R$63.7038 per common share and R$50.7010 per class “A” preferred share, for an aggregate amount of up to R$12.0 billion (“TMAR Capital Increase”).

The price per share was fixed without unjustified dilution of the existing shareholders’ equity, in accordance with art. 170, §1, III, of Law No. 6,404/76, and was based on the average daily market price of shares traded on BM&FBOVESPA during the 60 days prior to July 28, 2010, the date when TMAR’s Capital Increase was announced.

TNL will subscribe for a minimum of R$2.961 billion of the new share capital of TMAR issued in the TMAR Capital Increase, so that, regardless of whether the other shareholders of TMAR exercise their preemptive rights for the subscription of new shares of TMAR, TNL will subscribe for a quantity of common shares sufficient to guarantee its control of TMAR.

3.3.	Information Common to the TNL and TMAR Capital Increases

TNL and TMAR’s managers expect that the meetings of their companies’ respective boards of directors to decide on the TNL Capital Increase and the TMAR Capital Increase, respectively, will occur approximately 30 days after the date of this Fato Relevante.

Portugal Telecom and TmarPart and TNL entered into a commitment for purchase and sale of preferred and/or common shares of TNL and/or TMAR, under which Portugal Telecom will acquire shares up to the Total Investment. The quantity of each company’s common and preferred shares will vary according to the exercise of the preemptive rights exercised by the shareholders of TNL and TMAR in the capital increases.

Following approval by the companies’ respective boards of directors, the above-mentioned capital increases will be disclosed in Notices to Shareholders, which will contain all of the conditions of these capital increases, along with information relating to the exercise of preemptive rights.

4.	Portugal Telecom’s Acquistion of Participation in the Capital Stock of AG PASA and LF

In addition, Portugal Telecom and AG LTDA entered into a Contract for the Sale and Purchase of Shares and a Contract for the Subscription and Payment of Shares of AG PASA and Portugal Telecom and La Fonte entered into a Contract for the Sale and Purchase of Shares and a Contract for the Subscription and Payment of Shares of LF, under which Portugal Telecom will acquire shares issued by AG PASA and LF, respectively, through subscription and purchase and sale, and will become a holder of 35% of the voting stock of each of AG PASA and LF.

In connection with Portugal Telecom’s acquistion of shares of AG PASA and LF, Portugal Telecom entered into a shareholders’ agreement with AG LTDA as shareholders of AG PASA and entered into a shareholders’ agreement with La Fonte as shareholders of LF. These shareholders’ agreements will govern the parties’ relationships as shareholders of AG PASA and LF and, indirectly, of TmarPart. The effectiveness of these shareholders’ agreements will remain suspended until the date of the completion of Portugal Telecom’s investment in the Companies.

5.	Participation of Portugal Telecom in TNL and TMAR

The implementation of the Industrial Alliance is conditioned upon Portugual Telecom’s investment in AG PASA, LF, TmarPart, TNL and TMAR resulting in the Minimum Participation through the investment of the Total Investment.

6.	Acquisition of a Participation of Portugal Telecom by TMAR

Upon the conclusion of all of the phases of the Industrial Allicance described above, Oi will seek to acquire 10% of the capital stock of Portugal Telecom, in accordance with market practices and applicable Portuguese law. Oi will use its best efforts to elect as many members of Portugal Telecom’s Board of Directors as possible, proportional to its participation in Portugal Telecom’s capital stock, pursuant to applicable law and Portugal Telecom’s Bylaws.

Additional Information

Clarifications about the transactions mentioned in this Relevant Fact may be obtained from the investor relations departments of TmarPart, TNL and TMAR, at the following address:

www.oi.com.br/ri

The Companies will keep the market and their shareholders informed of any future events relating to the Industrial Alliance.

Rio de Janeiro, January 25, 2011.

Telemar Participações S.A. Pedro Jereissati Investor Relations Officer	Tele Norte Leste Participações S.A. Alex Waldemar Zornig Investor Relations Officer

Telemar Norte Leste S.A.

Alex Waldemar Zornig

Investor Relations Officer

IMPORTANT NOTICE:

This notice does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, the new common shares or new preferred shares of TNL (the “New TNL Shares”) or the new common shares or class “A” preferred shares of TMAR (the “New TMAR Shares”). No offer to sell or sale of the New TNL Shares or New TMAR Shares shall be made in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

None of the rights or the New TNL Shares or the New TMAR Shares have been, nor will they be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) or any state securities laws, and unless so registered may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the applicable state securities laws. As a result, the Depositary for TNL’s American Depositary Shares (“ADSs”) will not distribute to the holders of TNL’s ADSs rights for the subscription of any New TNL Shares corresponding to TNL’s preferred shares represented by TNL’s ADSs, and the holders of TNL’s ADSs will not be permitted to subscribe for and New TNL Shares or ADSs in the TNL Capital Increase.

FORWARD-LOOKING STATEMENTS

This notice may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected transactions will actually occur. The statements are based on many assumptions and factors. Any changes in such assumptions or factors could cause actual implementation to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer